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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of November, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X Form 40-F ________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes _____ No X

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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                                    CONTENTS

Exhibit I........................"Review of Operations - Second Quarter of
                                 Fiscal Year 2005"

Exhibit II......................."Novel Denim Holdings Limited Announces Fiscal
                                 2005 Second Quarter Results"

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                                                                       EXHIBIT I

REVIEW OF OPERATIONS - SECOND QUARTER OF FISCAL YEAR 2005

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003

Net sales increased 43.0% to $16.8 million in second quarter 2005 from $11.7 million in second quarter 2004. Third party fabric sales in the fabric division were $16.8 million comprised of fabric sales of $13.9 million (on 5.7 million meters) and $2.8 million of fabric processing revenue in second quarter 2005 compared to $11.6 million comprised of fabric sales of $8.8 million (on 4.6 million meters) and $2.8 million of fabric processing revenue in second quarter 2004. This increase in third party fabric revenue was primarily due to increased fabric production in South Africa and an increase in the average fabric selling price.

Gross profit decreased 69% to $0.7 million in second quarter 2005 from $2.2 million in second quarter 2004. Gross profit as a percentage of net sales decreased to 4.0% in second quarter 2005 from 18.6% in second quarter 2004. This decrease in gross profit margin was primarily due to the higher raw material costs and factory overheads in South Africa operations.

Other revenues decreased to $0.2 million in second quarter 2005 compared to $0.4 million in second quarter 2004. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and government subsidy on export in South Africa.

Selling, general and administrative expenses as a percentage of net sales decreased to 15.1% in second quarter 2005 compared to 29.0% in second quarter 2004. Selling, general and administrative expenses decreased 25.3% to $2.5 million in second quarter 2005 from $3.4 million in second quarter 2004. The decrease was mainly related to an exchange gain of $0.25 million in second quarter 2005 as compared to a nominal exchange in same quarter of 2004, relating to borrowings denominated in South African Rand and a saving of staff costs of approximately $0.5 million in the first six months 2005 as compared to the same period of 2004.

Operating income decreased to a loss of $1.6 million in second quarter 2005 from a loss of $0.9 million in second quarter 2004. Operating income as a percentage of net sales decreased to (9.8%) in second quarter 2005 from (7.4%) during the same period in 2004. This decrease was due to the decrease in gross profit margin as described above.

Interest expense, net in the second quarter 2005 decreased 18.5% to $0.3 million from $0.4 million in second quarter 2004, primarily due to general lower interest rate borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 1.8% in second quarter 2005 from 3.2% in second quarter 2004.

Net loss from continuing operations increased to $1.9 million in second quarter 2005 from $0.9 million in second quarter 2004. This increase was primarily attributable to lower gross margins.

Net income from discontinued operations in second quarter 2005 was a profit of $1.3 million as compared to a loss of $0.7 million in the same period of 2004. Included in discontinued operations are the Company's South African garment operations and Mauritius operations, including both the textiles and garments operations. The change is mainly the gain on disposal of

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property, plant and equipment in Mauritius in the second quarter 2005.

Net loss decreased to $0.6 million in second quarter 2005 from $1.5 million in second quarter 2004.

Basic and diluted earnings per share for continuing operations was $(0.24) for the second quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to ($0.11) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share for discontinued operations was $0.16 for the second quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.08) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share was $(0.08) for the second quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to ($0.19) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

SIX MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 2003

Net sales increased 56.8% to $35.5 million in the first six months of 2005 from $22.6 million in the first six months of 2004. Third party fabric sales in the fabric division were $35.1 million comprised of fabric sales of $29.6 million (on 12.4 million meters) and $5.5 million of fabric processing revenue in the first six months 2005 compared to $22.5 million comprised of fabric sales of $17.5 million (on 9.0 million meters) and $5.0 million of fabric processing revenue in the first six months 2004. This increase in third party fabric revenue was primarily due to increased fabric production in South Africa, increased fabric processing revenue and an increase in the average fabric selling price.

Gross profit decreased 35% to $2.4 million in the first six months 2005 from $3.8 million in the first six months 2004. Gross profit as a percentage of net sales decreased to 6.9% in the first six months 2005 from 16.7% in the first six months 2004. This decrease in gross profit margin was primarily due to higher raw material costs and factory overheads in South Africa operations.

Other revenues decreased to $0.5 million in the first six months 2005 compared to $1.9 million in the first six months 2004. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and government subsidy on export in South Africa.

Selling, general and administrative expenses as a percentage of net sales decreased to 16.1% in the first six months 2005 compared to 28.0% in the first six months 2004. Selling, general and administrative expenses decreased 9.8% to $5.7 million in the first six moths 2005 from $6.3 million in the first six months 2004. The decrease was mainly related to an exchange gain of $0.3 million in the first six months 2005 as compared to an exchange loss of $0.1 million in same period of 2004, relating to borrowings denominated in South African Rand.

Operating income decreased to a loss of $2.8 million in the first six months 2005 from a loss of $0.6 million in the first six months 2004. Operating income as a percentage of net sales

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decreased to (7.8%) in the first six months 2005 from (2.8%) during the same period in 2004. This decrease was due to the decrease in gross profit margin and decreased other revenue as described above.

Interest expense, net in the first six months 2005 decreased 13.2% to $0.6 million from $0.7 million in the first six months 2004, primarily due to general lower interest rate borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 1.8% in the first six months 2005 from 3.3% in the first six months 2004.

Net loss from continuing operations increased to $3.4 million in the first six months 2005 from $1.1 million in the first six months 2004. This increase was primarily attributable to lower gross margin and factors affecting operating as described above.

Net income from discontinued operations in the first six months 2005 was a profit of $1.3 million as compared to a nominal loss in the same period of 2004. Included in discontinued operations are the Company's South African garment operations and Mauritius operations, including both the textiles and garments operations. The change is mainly the result of receiving government subsidiary in South Africa and gain on disposal of property, plant and equipment in Mauritius in the first six months 2005.

Net loss increased to $2.1 million in the first six months 2005 from $1.2 million in the first six months 2004.

Basic and diluted earnings per share for continuing operations was $(0.43) for the first six months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.14) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share for discontinued operations was $0.16 for the first six months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.01) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share was $(0.27) for the first six months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.15) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

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                                                                      EXHIBIT II

Contact:  Andrew L. Fine
          Novel Denim Holdings Limited
          Investor Relations
          +1-212-953-1373

                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                       FISCAL 2005 SECOND QUARTER RESULTS
           -- Mauritian Textile and Garment Operations reclassified as
                            Discontinued Operations

HONG KONG, November 15, 2004 -- Novel Denim Holdings Limited (Nasdaq SmallCap:
NVLD) today reported its financial results for the second quarter and six months ended September 30, 2004 of its fiscal year ending March 31, 2005.

For the second quarter, net sales increased by 43% to $16.8 million, compared to $11.7 million for the same quarter last year. Net loss decreased to $0.6 million in the second quarter of fiscal 2005 compared to a net loss of $1.5 million in the same period last year. Included in net income for the second quarter was a profit of $1.3 million from discontinued operations. Net loss from continuing operations was $1.9 million in the second quarter of fiscal 2005 compared to a net loss of $0.9 million in the same period last year. Diluted loss per share from continuing operations was $0.24, compared to diluted loss per share of $0.11 in the comparable quarter last year.

Mr. K.C. Chao, the Company's President and Chief Executive Officer commented, "Our financial results this quarter reflect the reclassification of all operations in Mauritius, both garment and fabric, as discontinued and therefore net sales no longer include garment sales." Mr. Chao added further that "during the last few months the Company has repaid a portion of bank borrowing out of disposal proceeds from its Mauritian assets, with approximately $5 million of fixed assets currently remaining for sale."

"Our ongoing operations reported a loss as previously expected, as our businesses in

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Shenzhen, China and Cape Town, South Africa experienced the effects of customers shifting orders in anticipation of the release of quota in January 2005. In particular, our South African business continued to be adversely affected by strong local currencies and use of above-market cotton inventories," added Mr. Chao.

For the six months ended September 30, 2004, net sales increased 57% to $35.5 million, compared to $22.6 million for the same period last year. Net loss increased to $2.1 million, compared to a loss of $1.2 million in the same period last year. Net loss from continuing operations increased to $3.4 million from a loss of $1.1 million in the first six months of fiscal 2004.

OUTLOOK FOR THE THIRD QUARTER OF FISCAL 2005

The Company announced that it plans to continue evaluating cost reduction alternatives in its South African operations. The Company expects to report net sales of approximately $20 million and a net loss of approximately $0.5 million in the third quarter ended December 31, 2004.

The Company will be hosting a conference call today at 8:30 am EST to discuss results for the second quarter. This call will be available over the Internet through www.fulldisclosure.com.

ABOUT NOVEL DENIM

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

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                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)

                                                      FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                            SEPTEMBER 30,                      SEPTEMBER 30,
                                                   -------------------------------     -------------------------------
                                                    RECLASSIFIED                        RECLASSIFIED
                                                        2003              2004              2003             2004
                                                   -------------     -------------     -------------     -------------
Net sales                                          $      11,734     $      16,782     $      22,612     $      35,463
Cost of goods sold                                         9,556            16,109            18,843            33,021
                                                   -------------     -------------     -------------     -------------
Gross profit                                               2,178               673             3,769             2,442
Other revenues                                               361               235             1,931               513
Selling, general & administrative expenses                 3,406             2,544             6,341             5,719
                                                   -------------     -------------     -------------     -------------
Operating loss                                              (867)           (1,636)             (641)           (2,764)
Interest expense, net                                        373               304               737               640
                                                   -------------     -------------     -------------     -------------
Loss before taxation                                      (1,240)           (1,940)           (1,378)           (3,404)
Tax                                                         (304)              (79)             (233)              (15)
                                                   -------------     -------------     -------------     -------------
Net loss from continuing operations                         (936)           (1,861)           (1,145)           (3,389)
Net (loss)/income from discontinued operations              (611)            1,264               (82)            1,243
                                                   -------------     -------------     -------------     -------------
Net loss                                           $      (1,547)    $        (597)    $      (1,227)    $      (2,146)
                                                   =============     =============     =============     =============

Earnings per share
Basic
  Continuing operations                            $       (0.11)    $       (0.24)    $       (0.14)    $       (0.43)
  Discontinued operations                                  (0.08)             0.16             (0.01)             0.16
                                                   -------------     -------------     -------------     -------------
  Total                                            $       (0.19)    $       (0.08)    $       (0.15)    $       (0.27)

Diluted
  Continuing operations                            $       (0.11)    $       (0.24)    $       (0.14)    $       (0.43)
  Discontinued operations                                  (0.08)             0.16             (0.01)             0.16
                                                   -------------     -------------     -------------     -------------
  Total                                            $       (0.19)    $       (0.08)    $       (0.15)    $       (0.27)

Weighted average Ordinary Shares outstanding
  Basic                                                    8,028             8,028             8,028             8,028
  Diluted                                                  8,028             8,028             8,028             8,028

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                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                               (US$ in thousands)

                                                      RECLASSIFIED                     RECLASSIFIED
                                                   SEPTEMBER 30, 2003                 MARCH 31, 2004         SEPTEMBER 30, 2004
                                                   ------------------                 --------------         ------------------
ASSETS
Cash and cash equivalents                             $       4,929                   $       3,333             $       8,365
Accounts receivable                                           9,963                          10,096                    11,888
Inventories                                                  14,699                          15,473                    14,501
Other current assets                                          4,049                           2,028                     1,673
Assets of discontinued operations                            99,627                          65,919                    13,251
Deferred tax assets                                           1,100                             402                       378
Fixed assets, net                                            35,779                          22,361                    20,883
                                                      -------------                   -------------             -------------
       Total assets                                   $     170,146                   $     119,612             $      70,939
                                                      =============                   =============             =============

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts             $      37,458                   $      33,474             $      20,014
Current portion of long-term borrowings                       6,750                           5,625                     4,500
Other current liabilities                                    15,858                          13,892                    14,004
Liabilities of discontinued operations                       35,588                          34,773                     2,537
Other liabilities                                             7,792                           6,994                     7,195
Deferred tax liabilities                                        689                           1,234                     1,234
                                                      -------------                   -------------             -------------
       Total liabilities                                    104,135                          95,992                    49,484
Shareholders' equity                                         66,011                          23,620                    21,455
                                                      -------------                   -------------             -------------
       Total liabilities & shareholders' equity       $     170,146                   $     119,612             $      70,939
                                                      =============                   =============             =============

                                      # # #

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                               Novel Denim Holdings Limited
                                          --------------------------------------
                                                       (Registrant)

Date: November 17, 2004                By: /s/ K.C. Chao
                                          --------------------------------------
                                                       K.C. Chao
                                           Chief Executive Officer and President